UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended June 30, 2019. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), the Registration Statement of Seaspan Corporation filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176),  the Registration Statement of Seaspan Corporation filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 (Registration No. 333-224288), as amended on May 3, 2018 and May 7, 2018, the Registration Statement of Seaspan Corporation filed with the SEC on June 15, 2018 on Form F-4 (Registration No. 333-225681), the Registration Statement of Seaspan Corporation filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), the Registration Statement of Seaspan Corporation filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), the Registration Statement of Seaspan Corporation filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524) and the Registration Statement of Seaspan Corporation filed with the SEC on May 13, 2019 on Form F-4 (Registration No. 333-231401).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 14, 2019	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2019

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

ii

References to customers are as follows:

Customer	Reference
Arkas Line	Arkas
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Hyundai Merchant Marine Co., Ltd.	HMM
Korea Marine Transport Co., Ltd.	KMTC
Maersk Line A/S(2)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(1)	MOL
Ocean Network Express Pte. Ltd.(1)	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine

_____________________

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd.
(2)	A subsidiary of A.P. Moller-Maersk A/S.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited interim consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report (on Form 20-F) and Quarterly Report (on Form 6-K) for the year ended December 31, 2018, and quarter ended March 31, 2019, respectively. The Annual and Quarterly Reports were filed with the U.S. Securities and Exchange Commission, on March 26 and May 3, 2019, respectively.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	June 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$592,414	$357,327
Short-term investments	105	2,532
Accounts receivable	9,683	13,001
Prepaid expenses and other	33,927	36,519
Gross investment in lease (note 4)	44,469	44,348
Fair value of financial instruments (note 20(c))	—	113
	680,598	453,840
Vessels (note 5)	5,816,642	5,926,274
Right-of-use assets (note 6)	1,013,599	—
Gross investment in lease (note 4)	795,518	817,631
Goodwill	75,321	75,321
Other assets (note 7)	180,719	204,931
	$8,562,397	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$74,720	$70,211
Current portion of deferred revenue (note 8)	52,312	55,915
Current portion of long-term debt (note 9)	350,367	722,641
Current portion of operating lease liabilities (note 10)	162,437	—
Current portion of long-term obligations under other financing arrangements (note 11)	146,695	48,384
Current portion of other long-term liabilities (note 12)	7,833	32,243
	794,364	929,394
Deferred revenue (note 8)	360,170	376,884
Long-term debt (note 9)	2,692,040	2,764,900
Operating lease liabilities (note 10)	838,678	—
Long-term obligations under other financing arrangements (note 11)	468,755	591,372
Other long-term liabilities (note 12)	15,508	180,157
Fair value of financial instruments (note 20(c))	138,790	127,172
Total liabilities	5,308,305	4,969,879

Puttable preferred shares; $0.01 par value; 1,983,585 issued and outstanding (2018 - 1,986,449) (notes 2 and 13(a))	48,969	48,139

Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value, 150,000,000 shares authorized (2018 - 150,000,000); 33,275,570 shares issued and outstanding (2018 - 33,272,706)
Class A common shares; $0.01 par value; 400,000,000 shares authorized (2018 - 400,000,000); 215,617,526 shares issued and outstanding (2018 – 176,835,837)	2,490	2,102
Treasury shares	(374)	(371)
Additional paid in capital	3,450,025	3,126,457
Deficit	(224,965)	(645,638)
Accumulated other comprehensive loss	(22,053)	(22,571)
	3,205,123	2,459,979
	$8,562,397	$7,477,997

Basis of presentation (note 1(a))

Commitments and contingencies (note 18)

Subsequent events (note 22)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenue	$275,420	$281,662	$560,743	$506,438
Operating expenses (income):
Ship operating	55,921	58,766	113,630	108,315
Depreciation and amortization	63,427	62,107	125,924	116,032
General and administrative	6,863	9,073	15,662	16,346
Operating leases (note 10)	38,803	32,329	78,036	63,523
Income related to modification of time charters (note 17)	—	—	(227,000)	—
	165,014	162,275	106,252	304,216
Operating earnings	110,406	119,387	454,491	202,222
Other expenses (income):
Interest expense and amortization of deferred financing fees	50,414	55,401	106,465	93,350
Interest expense related to amortization of debt discount (note 9)	4,437	1,865	8,471	2,897
Interest income	(3,131)	(495)	(6,281)	(1,765)
Refinancing expenses	3,215	—	3,215	—
Acquisition related gain on contract settlement	—	—	—	(2,430)
Change in fair value of financial instruments (note 20(c))	14,449	(5,927)	15,593	(25,249)
Equity income on investment	—	—	—	(1,216)
Other expenses	1,058	530	1,749	906
	70,442	51,374	129,212	66,493
Net earnings	$39,964	$68,013	$325,279	$135,729
Earnings per share (note 14):
Class A common share, basic	$0.10	$0.36	$1.36	$0.73
Class A common share, diluted	$0.10	$0.34	$1.34	$0.71

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net earnings	$39,964	$68,013	$325,279	$135,729
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 20(c))	258	276	518	576
Comprehensive income	$40,222	$68,289	$325,797	$136,305

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Three months ended June 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, March 31, 2019, carried forward	1,983,585	$48,517	215,507,220	33,275,570	$2,156	$333	$(374)	$3,448,904	$(219,693)	$(22,311)	$3,209,015
Net earnings	—	—	—	—	—	—	—	—	39,964	—	39,964
Other comprehensive income	—	—	—	—	—	—	—	—	—	258	258
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(26,944)	—	(26,944)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	—	—	—	(17,719)	—	(17,719)
Accretion of puttable preferred shares with holder put option	—	452	—	—	—	—	—	—	(452)	—	(452)
Shares issued through dividend reinvestment program	—	—	30,998	—	—	—	—	304	—	—	304
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	79,776	—	1	—	—	817	(121)	—	697
Treasury shares	—	—	(468)	—	—	—	—	—	—	—	—
Balance, June 30, 2019	1,983,585	$48,969	215,617,526	33,275,570	$2,157	$333	$(374)	$3,450,025	$(224,965)	$(22,053)	$3,205,123

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Three months ended June 30, 2018

				Number of						Accumulated
	Series D puttable		Number of	non-puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	Shares	capital	Deficit	loss	equity
Balance, March 31, 2018, carried forward	1,986,449	$46,820	135,999,343	32,872,706	$1,360	$329	$(371)	$2,852,749	$(746,759)	$(23,388)	$2,083,920
Net earnings	—	—	—	—	—	—	—	—	68,013	—	68,013
Other comprehensive income	—	—	—	—	—	—	—	—	—	276	276
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(34,168)	—	(34,168)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series F - $0.66 per share; Series G - $0.51 per share; Series H - $0.49 per share)	—	—	—	—	—	—	—	—	(36,306)	—	(36,306)
Accretion of preferred shares with holder put option	—	436	—	—	—	—	—	—	(436)	—	(436)
Shares issued through dividend reinvestment program	—	—	1,005,262	—	10	—	—	7,510	—	—	7,520
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	53,351	—	1	—	—	855	—	—	856
Other share-based compensation	—	—	225,800	—	2	—	—	1,822	(96)	—	1,728
Treasury shares	—	—	(492)	—	—	—	—	—	—	—	—
Balance, June 30, 2018	1,986,449	$47,256	137,283,264	32,872,706	$1,373	$329	$(371)	$2,862,936	$(749,752)	$(23,112)	$2,091,403

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Six months ended June 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018, carried forward	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(645,638)	$(22,571)	$2,459,979
Impact of accounting policy change (note 1(b))	—	—	—	—	—	—	—	—	181,053	—	181,053
Adjusted balance, December 31, 2018	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(464,585)	$(22,571)	$2,641,032
Net earnings	—	—	—	—	—	—	—	—	325,279	—	325,279
Other comprehensive income	—	—	—	—	—	—	—	—	—	518	518
Warrants issued (note 13(b))	—	—	—	—	—	—	—	71,560	—	—	71,560
Exercise of warrants (note 13(b))	—	—	38,461,539	—	385	—	—	249,615	—	—	250,000
Fees and expenses in connection with issuance of 2019 Warrants	—	—	—	—	—	—	—	(245)	—	—	(245)
Dividends on Class A common shares ($0.25 per share)	—	—	—	—	—	—	—	—	(49,066)	—	(49,066)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.99 per share; Series G - $1.03; Series H - $0.98 per share; Series I - $1.00 per share)	—	—	—	—	—	—	—	—	(35,438)	—	(35,438)
Accretion of puttable preferred shares with holder put option	—	901	—	—	—	—	—	—	(901)	—	(901)
Cancellation of put option on puttable preferred shares	(2,864)	(71)	—	2,864	—	—	—	72	(1)	—	71
Shares issued through dividend reinvestment program	—	—	64,797	—	—	—	—	607	—	—	607
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	256,604	—	3	—	—	1,959	(253)	—	1,709
Treasury shares	—	—	(1,251)	—	—	—	(3)	—	—	—	(3)
Balance, June 30, 2019	1,983,585	$48,969	215,617,526	33,275,570	$2,157	$333	$(374)	$3,450,025	$(224,965)	$(22,053)	$3,205,123

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Six months ended June 30, 2018

				Number of						Accumulated
	Series D puttable		Number of	non-puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	Shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	135,729	—	135,729
Other comprehensive income	—	—	—	—	—	—	—	—	—	576	576
Class A common shares issued	—	—	2,514,996	—	25	—	—	13,883	—	—	13,908
Preferred shares issued	1,986,449	46,674	—	—	—	—	—	—	—	—	—
Warrants issued	—	—	—	—	—	—	—	77,561	—	—	77,561
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(30)	—	—	(30)
Dividends on Class A common shares ($0.25 per share)	—	—	—	—	—	—	—	—	(50,658)	—	(50,658)
Dividends on preferred shares (Series D - $0.99 per share; Series E - $1.03 per share; Series F - $1.16 per share; Series G - $1.03 per share; Series H - $0.98 per share)	—	—	—	—	—	—	—	—	(52,872)	—	(52,872)
Accretion of preferred shares with holder put option	—	582	—	—	—	—	—	—	(582)	—	(582)
Shares issued through dividend reinvestment program	—	—	2,008,034	—	20	—	—	14,665	—	—	14,685
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	190,873	—	2	—	—	1,427	—	—	1,429
Other share-based compensation	—	—	906,258	—	9	—	—	2,442	(232)	—	2,219
Treasury shares	—	—	(998)	—	—	—	6	—	—	—	6
Balance, June 30, 2018	1,986,449	$47,256	137,283,264	32,872,706	$1,373	$329	$(371)	$2,862,936	$(749,752)	$(23,112)	$2,091,403

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash from (used in):
Operating activities:
Net earnings	$39,964	$68,013	$325,279	$135,729
Items not involving cash:
Depreciation and amortization	63,427	62,107	125,924	116,032
Amortization of right-of-use asset (note 6)	27,890	—	55,407	—
Share-based compensation (note 15)	818	923	1,962	1,550
Amortization of deferred financing fees, debt discount and fair value of long term debt	7,770	4,478	14,886	8,557
Amounts reclassified from other comprehensive loss to interest expense (note 20(c))	74	86	149	174
Unrealized change in fair value of financial instruments	6,526	(18,310)	15	(48,909)
Acquisition related gain on contract settlement	—	—	—	(2,430)
Equity income on investment	—	—	—	(1,216)
Deferred gain on sale-leasebacks (note 12)	—	(4,998)	—	(11,109)
Amortization of acquired revenue contracts	3,772	6,250	5,819	7,359
Refinancing expenses	3,215	—	3,215	—
Other	(389)	(356)	(737)	(689)
Changes in assets and liabilities:
Accounts receivable	230,110	(2,138)	3,971	1,867
Lease receivable	11,057	11,056	21,993	21,918
Prepaid expenses and other	3,735	7,074	2,377	8,047
Deferred dry-dock	(9,035)	(531)	(9,067)	(8,239)
Other assets	2,362	—	2,362	—
Accounts payable and accrued liabilities	3,553	(9,942)	3,498	(13,154)
Deferred revenue	(7,427)	(6,864)	(20,317)	(29,992)
Operating lease liabilities	(25,438)	—	(53,066)	—
Other long-term liabilities	—	(3,801)	—	(3,801)
Fair value of financial instruments	7,924	12,383	15,579	23,660
Cash from operating activities	369,908	125,430	499,249	205,354
Financing activities:
Repayment of credit facilities	(621,363)	(71,165)	(909,715)	(134,744)
Draws on credit facilities	618,993	225,600	618,993	325,600
Fairfax notes and warrants issued	—	—	250,000	250,000
Draw on long-term obligations under other financing arrangements	—	—	—	46,964
Repayment of long-term obligations under other financing arrangements	(12,666)	(12,264)	(25,217)	(23,307)
Senior unsecured notes repurchased, including related expenses	—	—	(8,998)	—
Repayment of senior unsecured notes	(311,398)	—	(311,398)	—
Proceeds from exercise of warrants	—	—	250,000	—
Financing fees	(14,664)	(7,983)	(15,729)	(13,115)
Dividends on common shares	(26,640)	(9,484)	(48,459)	(18,809)
Dividends on preferred shares	(17,719)	(18,394)	(35,438)	(34,960)
Cash from (used in) financing activities	(385,457)	106,310	(235,961)	397,629
Investing activities:
Expenditures for vessels	(4,737)	(281,107)	(6,278)	(301,013)
Short-term investments	—	(2,400)	2,426	(2,296)
Other assets	(1,591)	(80)	(5,706)	2,711
Loans to affiliate	—	—	—	(427)
Payments on settlement of interest swap agreements	(10,486)	(12,238)	(17,230)	(22,602)
Acquisition of GCI (note 2)	—	—	—	(333,581)
Cash acquired from GCI acquisition (note 2)	—	—	—	70,121
Cash used in investing activities	(16,814)	(295,825)	(26,788)	(587,087)
Increase (decrease) in cash and cash equivalents	(32,363)	(64,085)	236,500	15,896
Cash and cash equivalents and restricted cash, beginning of period	640,259	347,217	371,396	267,236
Cash and cash equivalents and restricted cash, end of period	$607,896	$283,132	$607,896	$283,132

Supplemental cash flow information (note 1(b) and 16)
See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies:

(a)	Basis of presentation:

Except for the changes described in note 1(b), the accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2018 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2018 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2018 Annual Report on Form 20-F.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The Company also elected to apply the package of practical expedients such that for any expired or existing leases, it did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. The Company did not use hindsight to reassess lease term or for the determination of impairment of right-of-use assets.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(b)	Recently adopted accounting pronouncements (continued):
The impacts of the adoption of ASU 2016-02 are as follows:
	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068,272	$1,068,272
Other assets (2)	204,931	(17,286)	187,645
Accounts payable and accrued liabilities (1)	70,211	(2,460)	67,751
Current portion of operating lease liabilities (1)	—	160,174	160,174
Current portion of other long-term liabilities (3)	32,243	(22,183)	10,060
Operating lease liabilities (1)	—	893,272	893,272
Other long-term liabilities (3)	180,157	(158,870)	21,287
Deficit (3)	(645,638)	181,053	(464,585)

______________________

(1)

Upon adoption of ASU 2016-02, the Company recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate if the lessor’s implicit rate is not readily determinable and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to the Company’s vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-02. The Company evaluated its lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by the Company.

(c)	Recent accounting pronouncements:

Measurement of credit loss

In June 2016, FASB issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. The Company is evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(d)	Leases:

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Lessor arrangements

The Company derives its revenue primarily from the charter of its vessels. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.

For financing leases that are classified as direct financing leases, the difference between the gross investment in the lease and the present value of the minimum lease payments and any unguaranteed residual value, if applicable, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit in the lease, represents the price, from which the carrying value of the vessel is deducted in order to determine the selling profit or loss. The unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss related to direct financing leases are recognized at lease commencement date.

For financing leases that are classified as sales-type leases, any selling profit or loss are recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount.

Lessee arrangements

The Company is the lessee in some of its vessel sale-leaseback transactions. Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale is recognized upon transfer.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(e)	Comparative information:

Certain prior period’s information have been reclassified to conform with current financial statement preparation.

2.       Acquisition of Greater China Intermodal Investments LLC:

On March 13, 2018, the Company acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI (“Carlyle Group”). GCI’s fleet of 18 containerships, including two newbuilds, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price was $498,050,000, comprised of:

Cash	$331,904
1,986,449 of the Company’s Series D preferred shares	47,158
2,514,996 of the Company’s Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Acquisition related transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger (the “Merger Agreement”), $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  In March 2019, the deposit was released from escrow.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, the date the acquisition closed. The initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause the Company to repurchase any of these shares they hold at that time for a price of $24.84 per share. Therefore, these Series D preferred shares are recorded as temporary equity.

3.       Related party transactions:

(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 2) and consolidated GCI from the date of acquisition.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.       Related party transactions (continued):

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Expenses incurred:
Interest expense (1)	$6,875	$3,437	$13,177	$5,194
Income earned:
Interest income	—	—	—	427
Management fees	—	—	—	914

__________________________

(1)	Excludes amortization of debt discount (note 9).

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Pursuant to the earlier agreements, on January 15, 2019, the Company issued to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) a second tranche of $250,000,000 in debentures (“2026 Notes”) and warrants to purchase 38,461,539 of the Company’s Class A common shares at an exercise price of $6.50 per share (“2019 Warrants”). The 2019 Warrants were immediately exercised at an exercise price of $6.50 per share for aggregate proceeds of $250,000,000.

As at June 30, 2019, Fairfax held approximately 36% of our outstanding common shares and have designated two members to our board of directors. Accordingly, Fairfax is a related party. Interest expense relates to notes issued to Fairfax (“Fairfax Notes”).

Interest income was earned on loans to affiliate, prior to March 13, 2018. Management fees were earned from GCI for the management of GCI’s vessels, prior to March 13, 2018, and are included in revenue.

4.       Gross investment in lease:

	June 30,	December 31,
	2019	2018
Gross investment in lease	$839,987	$861,979
Current portion	(44,469)	(44,348)
Gross investment in lease	$795,518	$817,631

At June 30, 2019, the minimum lease receivable from direct financing leases are as follows:

Remainder of 2019	$22,357
2020	44,469
2021	44,348
2022	44,348
2023	44,348
Thereafter	640,117
$839,987

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.      Vessels:

		Accumulated	Net book
June 30, 2019	Cost	depreciation	value
Vessels	$8,011,022	$2,194,380	$5,816,642

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Vessels	$8,004,011	$2,077,737	$5,926,274

During the three and six months ended June 30, 2019, the Company capitalized interest costs of nil, (June 30, 2018 – $256,000 and $769,000, respectively) to vessels under construction.

6.      Right-of-use assets:

June 30, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060,851	$(54,563)	$1,006,288
Office operating leases	8,155	(844)	7,311
Right-of-use assets	1,069,006	(55,407)	1,013,599

During the three and six months ended June 30, 2019, the Company amortized $27,890,000 and $55,407,000 related to right-of-use assets, respectively.

7.     Other assets:

	June 30, 2019	December 31, 2018
Intangible assets (a)	$103,044	$111,968
Deferred dry-dock (b)	37,504	36,660
Deferred financing fees (c)	—	17,286
Restricted cash	15,482	14,069
Other	24,689	24,948
Other assets	$180,719	$204,931

(a)	Intangible assets:

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired.  During the three and six months ended June 30, 2019, the Company recorded $4,921,000 and $9,789,000 (June 30, 2018 – $4,280,000 and $5,127,000) of amortization related to acquired time charter contracts, respectively.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.     Other assets (continued):

(a)	Intangible assets (continued):

Future amortization related to acquired time charter contracts is as follows:

Remainder of 2019	$9,951
2020	19,223
2021	17,658
2022	16,090
2023	12,390
Thereafter	25,243
$100,555
(b)	Deferred dry-dock:

During the six months ended June 30, 2019, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2018	$36,660
Cost incurred	9,067
Amortization expensed	(8,223)
June 30, 2019	$37,504
(c)	Deferred financing fees:

Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets, upon adoption of ASU 2016-02 (note 1(b)).

8.      Deferred revenue:

	June 30,	December 31,
	2019	2018
Deferred revenue on time charters	$19,385	$22,318
Deferred interest on lease receivable	393,097	410,481
Deferred revenue	412,482	432,799
Current portion of deferred revenue	(52,312)	(55,915)
Deferred revenue	$360,170	$376,884

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt:

	June 30,	December 31,
	2019	2018
Long-term debt:
Revolving credit facilities (a) (c) (d)	$633,951	$788,198
Term loan credit facilities (b) (c) (d)	2,022,267	2,158,743
Senior unsecured notes (e)	80,000	400,396
Fairfax Notes (f)	500,000	250,000
	3,236,218	3,597,337
Fair value adjustment on term loan credit facilities (b)	(1,083)	(2,339)
Debt discount on Fairfax Notes (f)	(159,770)	(83,392)
Deferred financing fees	(32,958)	(24,065)
Long-term debt	3,042,407	3,487,541
Current portion of long-term debt	(350,367)	(722,641)
Long-term debt	$2,692,040	$2,764,900
(a)	Revolving credit facilities

During the six months ended June 30, 2019, the Company made prepayments of $228,246,000 on the principal balances of two reducing revolving credit facilities. As a result of these payments, ten vessels were unencumbered.

For the Company’s revolving credit facilities, the one month and three month average LIBOR was 2.4% and 2.3%, respectively (December 31, 2018 – 2.4% one month average LIBOR) and the margins ranged between 0.5% and 2.25% (December 31, 2018 – 0.5% and 1.4%) as at June 30, 2019. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 3.1% at June 30, 2019 (December 31, 2018 – 3.0%). Interest payments are made monthly.

The following is a schedule of future minimum repayments of revolving facilities as of June 30, 2019:

Remainder of 2019	$22,939
2020	47,893
2021	50,711
2022	383,129
2023	64,160
Thereafter	65,119
$633,951

(b)	Term loan credit facilities

During the six months ended June 30, 2019, the Company made prepayments of $28,100,000, on the remaining principal balance of two secured term loan credit facilities. As a result of these repayments, three vessels were unencumbered.

Further prepayments were made on 11 term loan credit facilities totaling $816,568,000 as part of a refinancing program, using funds from a new credit facility (note 9(c)).

For the Company’s term loan credit facilities, the one month, three month and six month average LIBOR was 2.4%, 2.4% and 2.8%, respectively (December 31, 2018 – 2.4%, 2.6% and 2.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2018 – 0.4% and 4.8%) as at June 30, 2019.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(b)	Term loan credit facilities (continued)

For certain of our term loan credit facilities with a total principal outstanding of $59,129,000 (December 31, 2018 - $65,515,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 4.5% at June 30, 2019 (December 31, 2018 – 4.8%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The following is a schedule of future minimum repayments of term loan credit facilities as of June 30, 2019:

2019	$220,801
2020	171,844
2021	280,481
2022	200,112
2023	370,265
Thereafter	778,764
$2,022,267

(c)	Portfolio financing program

On May 15, 2019, the Company entered into a credit agreement, with a syndicate of lenders for a secured credit facility of up to $1,000,000,000, comprised of a term loan credit facility of $800,000,000 and a revolving credit facility of $200,000,000 (the “Program”).  The proceeds of the Program are intended to be used for refinancing of existing term loan facilities and general corporate purposes. The revolving credit facility is available until May 15, 2022, after which it converts to, and forms part of the term loan credit facility.  The term loan credit facility matures on May 15, 2024.  The Program also provides the Company with the ability to request the issuance of letters of credit on behalf of itself or its subsidiaries, which will represent a draw down on the revolving credit facility.

The Program is secured by a portfolio of vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

As of June 30, 2019, the term loan credit facility has been fully drawn, while $126,000,000 of the revolving credit facility remains undrawn.

(d)	Credit facilities – other

As of June 30, 2019, the Company’s credit facilities were secured by first-priority mortgages granted on 51 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(d)	Credit facilities – other (continued)
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each GCI facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower.  The Company was in compliance with these covenants at June 30, 2019.

(e)	Senior unsecured notes

In December 2018, the Company entered into a repurchase plan for its 6.375% senior unsecured notes which matured in April 2019. During the six months ended June 30, 2019, the Company repurchased $8,998,000 senior unsecured notes and terminated the repurchase plan. Upon maturity, the Company made a repayment of $311,400,000 on the remaining principal balance.

(f)	Fairfax Notes

On January 15, 2019, pursuant to a previous subscription agreement, the Company issued to Fairfax the 2026 Notes bearing interest at 5.5% for an aggregate principal of $250,000,000 and the 2019 Warrants. The proceeds from the transaction were allocated to each security on a relative fair value basis. The difference between the relative fair value and principal of the 2026 Notes is accounted for as debt discount amortized over the life of the 2026 Notes. The 2019 Warrants were immediately exercised for additional proceeds of $250,000,000.

The 2026 Notes and similar notes issued in 2018 (the “2025 Notes”) allow Fairfax to call for early redemption of some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the 2025 Notes and 2026 Notes on their respective 2020 anniversary dates. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

The Fairfax Notes are secured by ownership interest in GCI. The indenture relating to the 2025 Notes provides that, subject to certain limitations, the Fairfax investors have the right to designate a maximum of two members to our board of directors.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.      Operating lease liabilities:

June 30, 2019
Operating lease commitments	$1,194,978
Impact of discounting	(206,391)
Impact of changes in variable rates	12,528
Operating lease liabilities	$1,001,115
Current portion of operating lease liabilities	(162,437)
Operating lease liabilities	$838,678

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. These vessels are leased to customers under time charter arrangements.

Upon implementation of ASU 2016-02 on January 1, 2019, the lease terms were not reassessed. The Company continues to include the full term of the lease, including periods covered by the purchase options, in the measurement of lease liability as determined under ASC 840 Leases, for all vessel sale-leaseback transactions under operating lease arrangements existing at date of implementation.

Operating lease costs are summarized as follows:

	Three months ended June 30, 2019	Six months ended June 30, 2019
Lease costs:
Operating lease costs	$40,125	$80,191
Variable lease costs	457	457

Other information:
Operating cash outflow used for operating leases	36,732	76,397
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	8 years	8 years

Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Long-term obligations under other financing arrangements:
	June 30,	December 31,
	2019	2018
Long-term obligations under other financing arrangements	$622,446	$647,664
Deferred financing fees	(6,996)	(7,908)
Long-term obligations under other financing arrangements	615,450	639,756
Current portion of long-term obligations under other financing arrangements	(146,695)	(48,384)
Long-term obligations under other financing arrangements	$468,755	$591,372

Based on amounts funded, payments due to lessors would be as follows:

Remainder of 2019	$23,315
2020	144,439
2021	42,459
2022	43,801
2023	87,143
Thereafter	281,289
$622,446

12.      Other long-term liabilities:

	June 30,	December 31,
	2019	2018
Deferred gain on sale-leasebacks (1)	$—	$181,053
Other	23,341	31,347
Other long-term liabilities	23,341	212,400
Current portion of other long-term liabilities	(7,833)	(32,243)
Other long-term liabilities	$15,508	$180,157

___________________________

(1)	The Company recorded an adjustment to recognize deferred gain related to sale-leaseback transactions under operating lease arrangements through deficit upon adoption of ASU 2016-02 (note 1(b)).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.      Puttable preferred shares and share capital:

(a)	Preferred shares:

At June 30, 2019, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	June 30,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2019	2018
A	315,000	―	―	―	$ ―	$ ―
B	260,000	―	―	―	―	―
C	40,000,000	―	―	―	―	―
D	20,000,000	7,017,313(1)	7.95%	January 30, 2018(2)	175,433	175,433
E	15,000,000	5,415,937	8.25%	February 13, 2019(2)	135,398	135,398
F	20,000,000	―	―	―	―	—
G	15,000,000	7,800,800	8.20%	June 16, 2021(2)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(2)	225,628	225,628
I	6,000,000	6,000,000	8.00%	October 30, 2023(2)	150,000	150,000
R	1,000,000	―	―	―	―	―

__________________________

(1)

Includes puttable preferred shares issued as part of the acquisition of GCI on March 13, 2018 (note 2) with a liquidation preference of $49,590,000 (December 31, 2018 - $49,661,000). These preferred shares are redeemable at the option of the holder for a period, beginning 18 months and ending 19 months after issuance.

(2)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(b)	Warrants:

On January 15, 2019, the Company issued the 2019 Warrants to purchase 38,461,539 Class A common shares at $6.50 per share. These warrants were immediately exercised for aggregate proceeds of $250,000,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.     Earnings per share (“EPS”):

	Three months ended June 30, 2019			Three months ended June 30, 2018
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$39,964			$68,013
Less preferred share dividends:
Series D	(3,938)			(3,922)
Series E	(2,793)			(2,793)
Series F	—			(3,675)
Series G	(3,998)			(3,998)
Series H	(4,442)			(4,442)
Series I	(3,000)			—
Basic EPS:
Earnings attributable to common shareholders	$21,793	216,044,000	$0.10	$49,183	137,311,000	$0.36
Effect of dilutive securities:
Share-based compensation	—	572,000		—	475,000
Fairfax warrants	—	4,095,000		—	8,324,000
Diluted EPS(1):
Earnings attributable to common shareholders	$21,793	220,711,000	$0.10	$49,183	146,110,000	$0.34

	Six months ended June 30, 2019			Six months ended June 30, 2018
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$325,279			$135,729
Less preferred share dividends:
Series D	(7,873)			(6,753)
Series E	(5,585)			(5,585)
Series F	—			(7,350)
Series G	(7,996)			(7,996)
Series H	(8,884)			(8,884)
Series I	(6,000)			—
Basic EPS:
Earnings attributable to common shareholders	$288,941	212,821,000	$1.36	$99,161	135,664,000	$0.73
Effect of dilutive securities:
Share-based compensation	—	341,000		—	301,000
Fairfax warrants	—	2,914,000		—	4,162,000
Diluted EPS(1):
Earnings attributable to common shareholders	$288,941	216,076,000	$1.34	$99,161	140,127,000	$0.71

_____________________

(1)	The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.     Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, restricted stock units and stock options as of and for the six months ended June 30, 2019 is presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2018	585,742	$7.76	567,002	$12.97	84,771	$8.33	500,000	$2.45
Granted	107,400	8.64	—	—	209,732	8.80	—	—
Vested	(185,742)	7.58	—	—	(124,073)	9.20	—	—
Exchanged	—	—	(60,001)	16.68	—	—	—	—
Cancelled	—	—	—	—	(23,859)	8.98	—	—
Expired	—	—	—	—	—	—	—	—
June 30, 2019	507,400	$8.01	507,001	$12.53	146,571	$8.16	500,000	$2.45

During the three and six months ended June 30, 2019, the Company amortized $818,000 and $1,962,000 respectively (June 30, 2018 - $808,000 and $1,435,000) in share-based compensation expense related to the above share-based compensation awards.

At June 30, 2019, there was (i) $5,201,000 (December 31, 2018 – $1,474,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 23 months and (ii) 1,280,813 (December 31, 2018 – 2,187,420) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the six months ended June 30, 2019, the fair value of restricted shares vested was $1,408,000 (June 30, 2018 – $1,018,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At June 30, 2019, 497,002 (December 31, 2018 – 537,002) of the outstanding phantom share units were vested and available for exchange by the holder.

In March 2019, the Company cancelled 100,000 restricted shares previously issued to the former Chief Executive Officer (“former CEO”) of the Company.

At June 30, 2019, 500,000 restricted shares were held by the Chief Executive Officer (“CEO”) of the Company. These restricted shares vest over five years, up to a maximum amount each year. During the six months ended June 30, 2019, 100,000 of these restricted shares vested (June 30, 2018 – nil).

(b)	Stock options:

In January 2018, the Company granted to CEO of the Company, stock options to purchase 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028. As at June 30, 2019, 100,000 of these stock options are vested and exercisable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.      Supplemental cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Interest paid	$49,985	$49,076	$103,161	$87,068
Interest received	3,134	401	5,821	1,244
Undrawn credit facility fee paid	188	220	372	430
Non-cash transactions:
Dividend reinvestment	304	7,520	607	14,685
Arrangement and transaction fees settled in shares	—	1,758	—	2,325
Dividends declared and not paid	—	35,559	—	35,559
Issuance of Class A common shares on acquisition (note 2)	—	—	—	13,908
Issuance of Series D preferred shares on acquisition (note 2)	—	—	—	47,158
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 2)	—	—	—	38,849
Settlement of GCI transaction fees paid by the Company (note 2)	—	—	—	15,224
Carrying value of previously held equity in GCI settled on acquisition (note 2)	—	—	—	61,891
Refinancing of existing term loan credit facilities with draws made on the Program (note 9(c))	255,007	—	255,007	—
Right-of-use assets arising from new operating leases	675	—	675	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	June 30,
	2019	2018
Cash and cash equivalents	$592,414	$269,070
Restricted cash included in other assets	15,482	14,062
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$607,896	$283,132

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.      Leases:

For the three and six months ended June 30, 2019, revenue consists of $266,751,000 and $543,360,000 related to time charter revenue from operating leases and $8,669,000 and $17,383,000 related to interest income from direct financing leases, respectively.

At June 30, 2019, the minimum future revenues to be received on committed time charters and to be earned related to interest income from direct financing leases are as follows:

	Time charter revenue to be received from operating leases	Interest income to be earned from direct financing leases	Total committed revenue
Remainder of 2019	$532,507	$17,196	$549,703
2020	976,592	33,788	1,010,380
2021	843,659	32,941	876,600
2022	631,750	32,027	663,777
2023	424,650	31,040	455,690
Thereafter	504,472	246,106	750,578
	$3,913,630	$393,098	$4,306,728

Minimum future revenues to be received on committed time charters assume 100% utilization, extensions only at the Company’s unilateral option and sole discretion and no renewals.

In March 2019, the Company entered into an agreement with a customer to modify seven of its time charters such that the existing time charters continued until March 31, 2019, subsequent to which the vessels were re-chartered to other customers. Pursuant to this agreement, the Company received a settlement payment of $227,000,000, which was recorded in income related to modification of time charters.

18.      Commitments and contingencies:

At June 30, 2019, the commitment under operating leases for vessels is $1,186,504,000 for the remainder of 2019 to 2029 and for office leases is $8,474,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

Remainder of 2019	$78,289
2020	156,291
2021	156,025
2022	149,983
2023	149,687
Thereafter	504,703
$1,194,978

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Commitments and contingencies:

At December 31, 2018, the commitment under operating leases for vessels is $1,279,074,000 for the remainder of 2019 to 2029 and for office space is $8,401,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

2019	$159,976
2020	159,171
2021	158,326
2022	151,696
2023	150,760
Thereafter	507,546
$1,287,475

For operating leases indexed to three-months LIBOR, commitment under these leases are calculated using the LIBOR in place as at June 30, 2019 for the Company.

19.      Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
COSCO	$101,714	$102,718	$198,903	$201,735
Yang Ming Marine	64,042	63,669	127,380	106,066
MOL	41,212	42,864	83,596	75,984
Other	68,452	72,411	150,864	122,653
	$275,420	$281,662	$560,743	$506,438

20.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of June 30, 2019, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,591,474,000 (December 31, 2018 - $2,875,691,000) and the carrying value is $2,655,135,000 (December 31, 2018 - $2,944,602,000). As of June 30, 2019, the fair value of the Company’s operating lease liabilities is $997,629,000 and the carrying value is $1,001,115,000. As of June 30, 2019, the fair value of the Company’s long-term obligations under other financing arrangements, excluding deferred financing fees, is $640,683,000 (December 31, 2018 - $660,919,000) and the carrying value is $622,446,000 (December 31, 2018 - $647,664,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and long-term obligations under other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of June 30, 2019, the fair value of the Company’s senior unsecured notes is $83,680,000 (December 31, 2018 – $400,049,000) and the carrying value is $80,000,000 (December 31, 2018 – $400,396,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(a)	Fair value (continued):

fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of June 30, 2019, the fair value of the Fairfax Notes is $525,411,000 (December 31, 2018 – $236,349,000) and the carrying value is $340,230,000 (December 31, 2018 – $166,608,000). The Annual Put Right features on the Fairfax Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Company specific credit risk. The fair value of the Fairfax Notes and derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

As of June 30, 2019, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2019	Maximum notional amount	Effective date	Ending date
5.8700%	$510,436	$510,436	August 31, 2017	November 28, 2025	(1)
5.4200%	348,047	348,047	September 6, 2007	May 31, 2024
5.6000%	114,800	114,800	June 23, 2010	December 23, 2021	(2)

______________________

(1)

Swap counterparty has an early termination right in August 2019, which may require the Company to settle the swap earlier than the termination date. The fair value liability as of June 30, 2019 for this swap is $82,060,000 (December 31, 2018 - $68,728,000).

(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $31,772,000 would be settled in cash in the next 12 months on interest rate swaps maturing after June 30, 2019. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(c)	Derivative assets and liabilities:

The following provides information about the Company’s derivatives:

	June 30,	December 31,
	2019	2018
Fair value of financial instruments asset
Interest rate swaps	$—	$113
Fair value of financial instruments liability
Interest rate swaps	136,741	115,853
Derivative put instruments	2,049	11,319

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Earnings (loss) on derivatives recognized in net earnings:
Change in fair value of interest rate swaps (1)	$(21,248)	$5,927	$(38,152)	$25,249
Change in fair value of derivative put instruments	6,799	—	22,559	—
	(14,449)	5,927	(15,593)	25,249
Loss reclassified from AOCL to net earnings (2)
Interest expense	(74)	(86)	(149)	(174)
Depreciation and amortization	(184)	(190)	(369)	(402)

(1)

For the three and six months ended June 30, 2019, cash flows related to actual settlement of interest rate swaps of $10,486,000 and $17,230,000, respectively, are included in investing activities on the consolidated statements of cash flows. For the three and six months ended June 30, 2018, cash flows related to actual settlement of interest rate swaps of $12,238,000 and $22,602,000, respectively, were reclassified from operating activities to investing activities to conform with current financial statement presentation.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,001,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.     Guarantor financial information:

The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Capital Ltd.
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Issuer”.  The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries include their proportionate interest in the net assets of the subsidiaries.

The following tables present consolidating financial information related to the guarantees of the Fairfax Notes. During the three months ended June 30, 2019, in connection with the Program, certain assets and equity interests were transferred among entities which have been reflected in the tables below.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$468,725	$27,844	$95,845	$—	$592,414
Short-term investments	—	105	—	—	105
Accounts receivable	4,292	5,309	82	—	9,683
Intercompany accounts receivable	354,359	312,562	391,322	(1,058,243)	—
Loans to affiliate	35,886	—	—	(35,886)	—
Prepaid expenses and other	15,449	32,315	6,547	(20,384)	33,927
Gross investment in lease	44,469	—	—	—	44,469
	923,180	378,135	493,796	(1,114,513)	680,598
Vessels	3,117,764	288,481	2,411,120	(723)	5,816,642
Right-of-use assets	1,117,244	20,619	97,550	(221,814)	1,013,599
Gross investment in lease	795,518	—	—	—	795,518
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	1,273,010	2,175,449	—	(3,448,459)	—
Other assets	80,119	19,551	93,073	(12,024)	180,719
	$7,306,835	$2,957,556	$3,095,539	$(4,797,533)	$8,562,397
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$27,779	$41,005	$5,936	$—	$74,720
Intercompany accounts payable	275,397	609,623	173,223	(1,058,243)	—
Loans from affiliate	—	—	35,886	(35,886)	—
Current portion of deferred revenue	47,865	19,082	6,472	(21,107)	52,312
Current portion of long-term debt	115,532	63,279	171,556	—	350,367
Current portion of operating lease liabilities	186,348	7,609	13,637	(45,157)	162,437
Current portion of long-term obligations under other financing arrangements	129,893	16,802	—	—	146,695
Current portion of other long-term liabilities	1,415	—	6,418	—	7,833
	784,229	757,400	413,128	(1,160,393)	794,364
Deferred revenue	360,170	—	—	—	360,170
Long-term debt	1,494,450	796,766	400,824	—	2,692,040
Operating lease liabilities	918,426	13,087	83,822	(176,657)	838,678
Long-term obligations under other financing arrangements	346,323	122,432	—	—	468,755
Other long-term liabilities	10,355	13,814	3,363	(12,024)	15,508
Fair value of financial instruments	138,790	—	—	—	138,790
	4,052,743	1,703,499	901,137	(1,349,074)	5,308,305

Puttable preferred shares	48,969	—	—	—	48,969

Shareholders’ equity:
Share capital	2,490	436,669	526,532	(963,201)	2,490
Treasury shares	(374)	—	—	—	(374)
Additional paid in capital	3,450,025	622,313	1,572,647	(2,194,960)	3,450,025
Retained earnings (deficit)	(224,965)	195,075	95,223	(290,298)	(224,965)
Accumulated other comprehensive loss	(22,053)	—	—	—	(22,053)
	3,205,123	1,254,057	2,194,402	(3,448,459)	3,205,123
	$7,306,835	$2,957,556	$3,095,539	$(4,797,533)	$8,562,397

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$218,903	$32,017	$106,407	$—	$357,327
Short-term investments	—	105	2,427	—	2,532
Accounts receivable	1,926	7,707	3,368	—	13,001
Intercompany accounts receivable	169,170	65,173	2,176	(236,519)	—
Loans to affiliate	36,527	—	—	(36,527)	—
Prepaid expenses and other	24,045	33,388	1,174	(22,088)	36,519
Gross investment in lease	44,348	—	—	—	44,348
Fair value of financial instruments	—	—	113	—	113
	494,919	138,390	115,665	(295,134)	453,840
Vessels	3,813,906	294,305	1,818,786	(723)	5,926,274
Gross investment in lease	817,631	—	—	—	817,631
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	951,062	577,305	—	(1,528,367)	—
Other assets	100,264	18,978	96,168	(10,479)	204,931
	$6,177,782	$1,104,299	$2,030,619	$(1,834,703)	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$29,443	$38,620	$2,148	$—	$70,211
Intercompany accounts payable	48,942	38,499	149,078	(236,519)	—
Loans from affiliate	—	—	36,527	(36,527)	—
Current portion of deferred revenue	51,191	20,985	4,724	(20,985)	55,915
Current portion of long-term debt	619,839	—	102,802	—	722,641
Current portion of long-term obligations under other financing arrangements	32,050	16,334	—	—	48,384
Current portion of other long-term liabilities	23,594	—	8,649	—	32,243
	805,059	114,438	303,928	(294,031)	929,394
Deferred revenue	376,884	—	—	—	376,884
Long-term debt	1,732,110	—	1,032,790	—	2,764,900
Long-term obligations under other financing arrangements	459,520	131,852	—	—	591,372
Other long-term liabilities	169,934	15,530	6,433	(11,740)	180,157
Fair value of financial instruments	126,157	—	1,015	—	127,172
	3,669,664	261,820	1,344,166	(305,771)	4,969,879

Puttable preferred shares	48,139	—	—	—	48,139

Shareholders’ equity:
Share capital	2,102	436,669	526,532	(963,201)	2,102
Treasury shares	(371)	—	—	—	(371)
Additional paid in capital	3,126,457	233,739	116,127	(349,866)	3,126,457
Retained earnings (deficit)	(645,638)	172,071	43,794	(215,865)	(645,638)
Accumulated other comprehensive loss	(22,571)	—	—	—	(22,571)
	2,459,979	842,479	686,453	(1,528,932)	2,459,979
	$6,177,782	$1,104,299	$2,030,619	$(1,834,703)	$7,477,997

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$203,644	$65,734	$73,909	$(67,867)	$275,420
Operating expenses (income):
Ship operating	55,805	48,962	13,021	(61,867)	55,921
Depreciation and amortization	44,150	3,512	15,765	—	63,427
General and administrative	8,320	4,346	197	(6,000)	6,863
Operating leases	33,861	1,516	3,426	—	38,803
	142,136	58,336	32,409	(67,867)	165,014
Operating earnings	61,508	7,398	41,500	—	110,406
Other expenses (income):
Interest expense and amortization of deferred financing fees	32,815	4,193	11,477	1,929	50,414
Interest expense related to amortization of debt discount	4,437	—	—	—	4,437
Interest income	(654)	(212)	(336)	(1,929)	(3,131)
Refinancing expenses	2,237	—	978	—	3,215
Change in fair value of financial instruments	13,992	(45)	502	—	14,449
Equity income on consolidated subsidiaries	(31,530)	(21,986)	—	53,516	—
Other expense	247	811	—	—	1,058
	21,544	(17,239)	12,621	53,516	70,442
Net earnings (loss)	$39,964	$24,637	$28,879	$(53,516)	$39,964

	Three months ended June 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$214,228	$67,514	$74,483	$(74,563)	$281,662
Operating expenses:
Ship operating	58,430	50,595	12,935	(63,194)	58,766
Depreciation and amortization	42,227	3,456	21,002	(4,578)	62,107
General and administrative	8,598	5,699	777	(6,001)	9,073
Operating leases	27,648	1,378	3,303	—	32,329
	136,903	61,128	38,017	(73,773)	162,275
Operating earnings	77,325	6,386	36,466	(790)	119,387
Other expenses (income):
Interest expense and amortization of deferred financing fees	35,551	2,153	17,853	(156)	55,401
Interest expense related to amortization of debt discount	1,865	—	—	—	1,865
Interest income	(353)	(73)	(69)	—	(495)
Acquisition related gain on contract settlement	—	—	—	—	—
Change in fair value of financial instruments	(5,510)	10	(427)	—	(5,927)
Equity income on investment	(22,405)	(19,102)	—	41,507	—
Other expense (income)	164	270	96	—	530
	9,312	(16,742)	17,453	41,351	51,374
Net earnings (loss)	$68,013	$23,128	$19,013	$(42,141)	$68,013

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$39,964	$24,637	$28,879	$(53,516)	$39,964
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	258	—	—	—	258
Comprehensive income (loss)	$40,222	$24,637	$28,879	$(53,516)	$40,222

	Three months ended June 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$68,013	$23,128	$19,013	$(42,141)	$68,013
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	276	—	—	—	276
Comprehensive income (loss)	$68,289	$23,128	$19,013	$(42,141)	$68,289

	Six months ended June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$421,166	$129,684	$145,051	$(135,158)	$560,743
Operating expenses (income):
Ship operating	112,847	98,215	25,726	(123,158)	113,630
Depreciation and amortization	87,888	7,013	31,023	—	125,924
General and administrative	17,736	9,605	321	(12,000)	15,662
Operating leases	68,244	2,940	6,852	—	78,036
Income related to modification of time charters	(227,000)	—	—	—	(227,000)
	59,715	117,773	63,922	(135,158)	106,252
Operating earnings	361,451	11,911	81,129	—	454,491
Other expenses (income):
Interest expense and amortization of deferred financing fees	70,744	6,354	29,367	—	106,465
Interest expense related to amortization of debt discount	8,471	—	—	—	8,471
Interest income	(5,264)	(343)	(674)	—	(6,281)
Refinancing expenses	2,237	—	978	—	3,215
Change in fair value of financial instruments	14,832	(106)	867	—	15,593
Equity income on consolidated subsidiaries	(55,430)	(41,778)	—	97,208	—
Other expense	582	1,167	—	—	1,749
	36,172	(34,706)	30,538	97,208	129,212
Net earnings (loss)	$325,279	$46,617	$50,591	$(97,208)	$325,279

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Six months ended June 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$421,309	$133,343	$95,321	$(143,535)	$506,438
Operating expenses:
Ship operating	118,574	98,530	17,376	(126,165)	108,315
Depreciation and amortization	86,928	7,062	26,619	(4,577)	116,032
General and administrative	17,185	9,966	1,195	(12,000)	16,346
Operating leases	54,335	2,685	6,503	—	63,523
	277,022	118,243	51,693	(142,742)	304,216
Operating earnings	144,287	15,100	43,628	(793)	202,222
Other expenses (income):
Interest expense and amortization of deferred financing fees	66,274	4,123	23,110	(157)	93,350
Interest expense related to amortization of debt discount	2,897	—	—	—	2,897
Interest income	(1,490)	(205)	(70)	—	(1,765)
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Change in fair value of financial instruments	(25,092)	115	(272)	—	(25,249)
Equity income on investment	(34,508)	(23,760)	—	57,052	(1,216)
Other expense (income)	477	347	82	—	906
	8,558	(21,810)	22,850	56,895	66,493
Net earnings (loss)	$135,729	$36,910	$20,778	$(57,688)	$135,729

	Six months ended June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$325,279	$46,617	$50,591	$(97,208)	$325,279
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	518	—	—	—	518
Comprehensive income (loss)	$325,797	$46,617	$50,591	$(97,208)	$325,797

	Six months ended June 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$135,729	$36,910	$20,778	$(57,688)	$135,729
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	576	—	—	—	576
Comprehensive income (loss)	$136,305	$36,910	$20,778	$(57,688)	$136,305

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from operating activities	$176,060	$28,729	$189,311	$(24,192)	$369,908
Financing activities:
Repayment of credit facilities	(205,574)	—	(415,789)	—	(621,363)
Draws on credit facilities	—	618,993	—	—	618,993
Fairfax debentures and warrants issued	—	—	—	—	—
Repayment on long-term obligations under other financing arrangements	(8,011)	(4,655)	—	—	(12,666)
Senior unsecured notes repurchased, including related expenses	—	—	—	—	—
Repayment of senior unsecured notes	(311,398)	—	—	—	(311,398)
Proceeds from exercise of warrants	—	—	—	—	—
Financing fees	(726)	(13,938)	—	—	(14,664)
Dividends on common shares	(26,640)	—	—	—	(26,640)
Dividends on preferred shares	(17,719)	—	—	—	(17,719)
Distributions to parent	—	(18,024)	(18,024)	36,048	—
Intercompany accounts payable (receivable)	406,884	(618,993)	212,109	—	—
Cash used in financing activities	(163,184)	(36,617)	(221,704)	36,048	(385,457)
Investing activities:
Expenditures for vessels	(4,188)	(5)	(544)	—	(4,737)
Short-term investments	—	—	—	—	—
Other assets	(414)	1,057	(2,234)	—	(1,591)
Payments on settlement of interest swap agreements	(8,711)	—	(1,775)	—	(10,486)
Return on equity in subsidiary	5,928	5,928	—	(11,856)	—
Cash from (used in) investing activities	(7,385)	6,980	(4,553)	(11,856)	(16,814)
Increase (decrease) in cash and cash equivalents	5,491	(908)	(36,946)	—	(32,363)
Cash, cash equivalents and restricted cash, beginning of period	463,234	38,055	138,970	—	640,259
Cash, cash equivalents and restricted cash, end of period	$468,725	$37,147	$102,024	$—	$607,896

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended June 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from operating activities	$70,681	$2,812	$38,279	$13,658	$125,430
Financing activities:
Repayment of credit facilities	(45,973)	—	(25,192)	—	(71,165)
Draws on credit facilities	105,600	—	120,000	—	225,600
Repayment on long-term obligations under other financing arrangements	32,367	(44,631)	—	—	(12,264)
Financing fees	(2,232)	195	(5,615)	(331)	(7,983)
Dividends on common shares	(9,484)	—	—	—	(9,484)
Dividends on preferred shares	(18,394)	—	—	—	(18,394)
Advances from related parties	(38,143)	2,430	14,194	21,519	—
Cash from (used in) financing activities	23,741	(42,006)	103,387	21,188	106,310
Investing activities:
Expenditures for vessels	(141,030)	(265)	(137,910)	(1,902)	(281,107)
Short-term investments	—	—	(2,400)	—	(2,400)
Other assets	(6,291)	—	6,211	—	(80)
Payments on settlement of swap agreements	(11,876)	—	(362)	—	(12,238)
Advances to related parties	(377)	42,258	(8,937)	(32,944)	—
Cash from (used in) investing activities	(159,574)	41,993	(143,398)	(34,846)	(295,825)
Increase (decrease) in cash and cash equivalents	(65,152)	2,799	(1,732)	—	(64,085)
Cash, cash equivalents and restricted cash, beginning of period	215,662	43,306	88,249	—	347,217
Cash, cash equivalents and restricted cash, end of period	$150,510	$46,105	$86,517	$—	$283,132

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Six months ended June 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from operating activities	$248,530	$35,422	$239,489	$(24,192)	$499,249
Financing activities:
Repayment of credit facilities	(468,737)	—	(440,978)	—	(909,715)
Draws on credit facilities	—	618,993	—	—	618,993
Fairfax debentures and warrants issued	250,000	—	—	—	250,000
Repayment on long-term obligations under other financing arrangements	(15,958)	(9,259)	—	—	(25,217)
Senior unsecured notes repurchased, including related expenses	(8,998)	—	—	—	(8,998)
Repayment of senior unsecured notes	(311,398)	—	—	—	(311,398)
Proceeds from exercise of warrants	250,000	—	—	—	250,000
Financing fees	(1,791)	(13,938)	—	—	(15,729)
Dividends on common shares	(48,459)	—	—	—	(48,459)
Dividends on preferred shares	(35,438)	—	—	—	(35,438)
Distributions to parent	—	(18,024)	(18,024)	36,048	—
Intercompany accounts payable (receivable)	406,884	(618,993)	212,109	—	—
Cash from (used in) financing activities	16,105	(41,221)	(246,893)	36,048	(235,961)
Investing activities:
Expenditures for vessels	(5,649)	(43)	(586)	—	(6,278)
Short-term investments	—	—	2,426	—	2,426
Other assets	341	(2,853)	(3,194)	—	(5,706)
Payments on settlement of interest swap agreements	(15,433)	—	(1,797)	—	(17,230)
Return on equity in subsidiary	5,928	5,928	—	(11,856)	—
Cash from (used in) investing activities	(14,813)	3,032	(3,151)	(11,856)	(26,788)
Increase (decrease) in cash and cash equivalents	249,822	(2,767)	(10,555)	—	236,500
Cash, cash equivalents and restricted cash, beginning of period	218,903	39,914	112,579	—	371,396
Cash, cash equivalents and restricted cash, end of period	$468,725	$37,147	$102,024	$—	$607,896

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Six months June 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from (used in) operating activities	$167,820	$(14,028)	$38,349	$13,213	$205,354
Financing activities:
Repayment of credit facilities	(89,040)	—	(45,704)	—	(134,744)
Draws on credit facilities	205,600	—	120,000	—	325,600
2025 Notes and 2018 Warrants issued	250,000	—	—	—	250,000
Draws on long-term obligations under other financing arrangements	46,964	—	—	—	46,964
Repayment on long-term obligations under other financing arrangements	(14,597)	(8,710)	—	—	(23,307)
Financing fees	(7,720)	380	(5,443)	(332)	(13,115)
Dividends on common shares	(18,809)	—	—	—	(18,809)
Dividends on preferred shares	(34,960)	—	—	—	(34,960)
Advances from related parties	3,801	2,430	15,224	(21,455)	—
Cash from (used in) financing activities	341,239	(5,900)	84,077	(21,787)	397,629
Investing activities:
Expenditures for vessels	(142,690)	(19,415)	(137,910)	(998)	(301,013)
Short-term investments	—	104	(2,400)	—	(2,296)
Other assets	(5,562)	—	8,273	—	2,711
Loans to affiliates	(427)	—	—	—	(427)
Payments on settlement of interest swap agreements	(22,240)	—	(362)	—	(22,602)
Acquisition of GCI	(333,581)	—	—	—	(333,581)
Cash acquired from GCI	—	—	70,121	—	70,121
Advances to related parties	(377)	(257)	(8,938)	9,572	—
Cash from (used) in investing activities	(504,877)	(19,568)	(71,216)	8,574	(587,087)
Increase (decrease) in cash and cash equivalents	4,182	(39,496)	51,210	—	15,896
Cash, cash equivalents and restricted cash, beginning of period	146,328	85,601	35,307	—	267,236
Cash, cash equivalents and restricted cash, end of period	$150,510	$46,105	$86,517	$—	$283,132

22.      Subsequent events:

(a)

On July 8, 2019, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $17,719,000. The dividends were paid on July 30, 2019 to all shareholders of record on July 29, 2019.

(b)	On July 8, 2019, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on July 30, 2019 to all shareholders of record as of July 22, 2019.

(c)

Subsequent to the period, the Company made prepayments of $248,473,000 on the remaining principal balances of four term loan credit facilities, $135,831,000 of which was classified as current liabilities at June 30, 2019, due to the issuance of voluntary irrevocable prepayment notices by the Company. As a result of these prepayments, six vessels are unencumbered, four of which is pending completion of collateral release documentation.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of June 30, 2019, we operated a fleet of 112 containerships, which have an average age of approximately seven years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of June 30, 2019, the charters on the 112 vessels in our operating fleet had an average remaining term of approximately four years, on a TEU weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at June 30, 2019 were as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
HMM
KMTC
Maersk
MOL
MSC
ONE
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments During the Quarter Ended June 30, 2019

$1 Billion Portfolio Financing Program

On May 15, 2019, we entered into a $1.0 billion portfolio financing program (the “Program”) with a syndicate of banks, comprised of a $200.0 million revolving credit facility and an $800.0 million term loan facility. The Program is secured by a pool of collateral (the “Collateral Pool”) and bears interest at LIBOR plus 2.25% per annum. The revolving credit facility is available until May 15, 2022, after which it converts to, and forms part of, the term loan facility.  The term loan facility matures on May 15, 2024.   The Program can be increased to an aggregate amount of up to $2.0 billion through additional commitments from lenders, execution of additional secured loan agreements and/or issuing private placement notes, in each case with a corresponding expansion of the Collateral Pool.

Under the Program, we may add, substitute and remove vessels from the Collateral Pool during the term, subject to a borrowing base, portfolio concentration limits, absence of defaults, and compliance with financial covenants. The Collateral Pool will initially be comprised of 36 vessels, including 13 previously unencumbered vessels.

As of June 30, 2019, we had drawn $874.0 million under the Program and used the proceeds to prepay in full or in part, 11 term loan credit facilities and for general corporate purposes.

For additional information about this financing, please read our Report on Form 6-K furnished to the SEC on May 16, 2019 and the “Liquidity and Capital Resources” section below.

Unencumbered Vessels

As of August 7, 2019, we had 43 unencumbered vessels, four of which are pending completion of collateral release documentation.

Subsequent Events

Dividends

On July 8, 2019, our Board of Directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $44.7 million on July 30, 2019.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	April 1, 2019 to June 30, 2019	July 22, 2019	July 30, 2019
Series D preferred shares	SSW PR D	$0.496875	April 30, 2019 to July 29, 2019	July 29, 2019	July 30, 2019
Series E preferred shares	SSW PR E	$0.515625	April 30, 2019 to July 29, 2019	July 29, 2019	July 30, 2019
Series G preferred shares	SSW PR G	$0.512500	April 30, 2019 to July 29, 2019	July 29, 2019	July 30, 2019
Series H preferred shares	SSW PR H	$0.492188	April 30, 2019 to July 29, 2019	July 29, 2019	July 30, 2019
Series I preferred shares	SSW PR I	$0.50	April 30, 2019 to July 29, 2019	July 29, 2019	July 30, 2019

Debt Repayment

In July 2019, we prepaid $231.3 million on the remaining principal balances of three secured term loan facilities. As a result of the prepayments, three vessels were unencumbered, one of which is pending completion of collateral documentation.

In August 2019, we prepaid $17.2 million on the remaining principal balance of one secured term loan facility. As a result of the prepayment, three vessels were unencumbered, pending completion of collateral documentation.

As of June 30, 2019, we classified $135.8 million of the debt repayments made subsequent to the end of the period as current liabilities due to the issuance of voluntary irrevocable prepayment notices.

Recent Changes to Senior Management

In July 2019, Peter Kristian Ellegaard, Executive Vice-President and General Counsel, stepped down for personal reasons.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 112 operating vessels as of August 1, 2019:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(2)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(2)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(2)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(2)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(2)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(2)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	06/10/2011	COSCO	12 years	55.0
COSCO Pride(2)	13100	2011	06/29/2011	COSCO	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCO	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCO	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCO	12 years	55.0
COSCO Faith(2)	13100	2012	03/14/2012	COSCO	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCO	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCO	12 years	55.0
MSC Shuba B(2)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(2)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(2)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(2)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(2)	11000	2018	01/04/2018	MSC	17 years	24.3
Seaspan Ganges	10000	2014	03/28/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Zambezi	10000	2014	03/25/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Bravo(2)	10000	2014	07/18/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Brightness(2)	10000	2014	10/31/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Breeze(2)	10000	2014	11/14/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beacon(2)	10000	2015	04/10/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Benefactor(2)	10000	2016	03/28/2016	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beyond(2)	10000	2016	04/29/2016	MOL(4)	8 years + one 2-year option	37.5	(5)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Genoa(2)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(6)
Seaspan Thames	10000	2014	04/04/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Amazon	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(3)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
MOL Brilliance	10000	2014	10/17/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Belief	10000	2015	07/03/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beauty	10000	2015	05/01/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Bellwether	10000	2015	07/23/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2	(6)
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CSCL Zeebrugge	9600	2007	05/15/2019	COSCO	33 months(8)	Market rate	(3)
CSCL Long Beach	9600	2007	05/07/2019	COSCO	33 months(8)	Market rate	(3)
Seaspan Oceania	8500	2004	08/04/2019	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
CSCL Africa	8500	2005	04/26/2019	COSCO	33 months(8)	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCO	12 years + three 1-year options	42.9	(9)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate
COSCO Korea	8500	2010	04/05/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Philippines	8500	2010	04/24/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Malaysia	8500	2010	05/19/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Indonesia	8500	2010	07/05/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Thailand	8500	2010	10/20/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Vietnam	8500	2011	04/21/2011	COSCO	12 years + three 1-year options	42.9	(9)
Seaspan Emerald	5100	2009	04/30/2009	MOL(4)	12 years	28.9
Seaspan Eminence	5100	2009	08/31/2009	MOL(4)	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL(4)	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL(4)	12 years	28.9
Brotonne Bridge(2)	4500	2010	04/01/2019	ONE(4)	Minimum 17 months and up to 20 months	Market rate	(3)
Brevik Bridge(2)	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Bilbao Bridge(2)	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Berlin Bridge	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Budapest Bridge	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(3)
Seaspan Hamburg	4250	2001	10/01/2018	Hapag-Lloyd	Minimum 26 months and up to 28 months	Market rate	(3)
Seaspan Ningbo	4250	2002	01/13/2019	HMM	Minimum 4 months and up to 10 months	Market rate	(3)
Seaspan Dalian	4250	2002	03/11/2019	COSCO	Six months	Market rate	(3)
Seaspan Felixstowe	4250	2002	11/06/2018	COSCO	22 months(8)	Market rate	(3)
Seaspan Vancouver	4250	2005	03/06/2019	CMA CGM	12 months	Market rate	(3)
CSCL Sydney	4250	2005	03/06/2019	COSCO	Five months	Market rate	(3)
Seaspan New York	4250	2005	02/24/2019	MSC	12 months	Market rate	(3)
Seaspan Melbourne	4250	2005	02/21/2019	KMTC	Minimum four months and up to seven months	Market rate	(3)
CSCL Brisbane	4250	2005	12/03/2018	COSCO	22 months(8)	Market rate	(3)
Seaspan New Delhi	4250	2005	03/03/2019	COSCO	Six months	Market rate	(3)
Seaspan Dubai	4250	2006	03/27/2019	COSCO	Six months	Market rate	(3)
Seaspan Jakarta	4250	2006	05/01/2019	COSCO	Four months	Market rate	(3)
Seaspan Saigon	4250	2006	11/15/2018	Hapag-Lloyd	Minimum 9 months and up to 11 months	Market rate	(3)
Seaspan Lahore	4250	2006	10/17/2018	Arkas	Minimum 7 months and up to 10 months	Market rate	(3)
Rio Grande Express	4250	2006	11/15/2018	Hapag-Lloyd	Minimum 9 months and up to 11 months	Market rate	(3)
Seaspan Santos	4250	2006	04/10/2019	COSCO	Six months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	10/17/2018	Maersk	Minimum 23 months and up to 29 months	Market rate	(3)
Seaspan Manila	4250	2007	03/20/2019	KMTC	Minimum four months and up to seven months	Market rate	(3)
Seaspan Loncomilla	4250	2009	06/12/2019	CMA CGM	Three years	Market rate	(10)
Seaspan Lumaco	4250	2009	05/27/2019	Maersk	Minimum 36 months and up to 60 months	Market rate	(10)
Seaspan Lingue	4250	2010	11/05/2018	CMA CGM	Minimum 9 months and up to 12 months	Market rate	(3)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	Three years	Market rate	(10)
Seaspan Fraser(2)	4250	2009	03/15/2019	COSCO	Four months	Market rate	(3)
COSCO Fuzhou	3500	2007	05/01/2019	COSCO	22 months(8)	Market rate	(3)
COSCO Yingkou	3500	2007	04/05/2019	COSCO	Six months	Market rate	(3)
CSCL Panama	2500	2008	05/14/2008	COSCO	12 years	16.9	(11)
CSCL São Paulo	2500	2008	08/11/2008	COSCO	12 years	16.9	(11)
CSCL Montevideo	2500	2008	09/06/2008	COSCO	12 years	16.9	(11)
CSCL Lima	2500	2008	10/15/2008	COSCO	12 years	16.9	(11)
CSCL Santiago	2500	2008	11/08/2008	COSCO	12 years	16.9	(11)
CSCL San Jose	2500	2008	12/01/2008	COSCO	12 years	16.9	(11)
CSCL Callao	2500	2009	04/10/2009	COSCO	12 years	16.9	(11)
CSCL Manzanillo	2500	2009	09/21/2009	COSCO	12 years	16.9	(11)
Guayaquil Bridge	2500	2010	04/21/2019	CMA CGM	Minimum 5 months and up to 10 months + option for four to 7 months	Market rate	(3)
Seaspan Calicanto	2500	2010	04/14/2019	CMA CGM	Minimum 8 months and up to 12 months	Market rate	(3)
Seaspan Hannover	2500	2006	02/05/2018	Maersk	Four years + option for up to two years	8.8	(12)
Seaspan Loga	2500	2006	02/22/2018	Maersk	Four years + option for up to two years	8.8	(12)
_____________________

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.

(4)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.
(5)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(6)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(7)

CMA CGM has an initial charter of three years with a charter rater of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(8)

This agreement is for an initial term of 11 months, after which the term of this charter can be extended, at our unilateral option and sole discretion, for additional 11-month options at the same rate.

(9)	COSCO has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(10)	Although the term is greater than three years, the charter is at market rate as the rate resets periodically during the term the of the charter.
(11)	COSCO has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(12)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

Three and Six Months Ended June 30, 2019 Compared with Three and Six Months Ended June 30, 2018

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2019.

Our consolidated financial results for the three and six months ended June 30, 2019 and 2018 are summarized below:

Financial Summary (in millions of US dollars, except earnings per share amount)	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenue	$275.4	$281.7	$560.7	$506.4
Ship operating expense	55.9	58.8	113.6	108.3
Depreciation and amortization expense	63.4	62.1	125.9	116.0
General and administrative expense	6.9	9.1	15.7	16.3
Operating lease expense	38.8	32.3	78.0	63.5
Income related to modification of time charters	—	—	227.0	—
Operating earnings	110.4	119.4	454.5	202.2
Interest expense and amortization of deferred financing fees	50.4	55.4	106.5	93.4
Net earnings	40.0	68.0	325.3	135.7
Net earnings to common shareholders	21.8	49.2	288.9	99.2
Earnings per share, diluted	0.10	0.34	1.34	0.71
Cash from operating activities	369.9	125.4	499.2	205.4

Ownership Days, Operating Days and Vessel Utilization

Ownership days are the number of days a vessel is owned and available for charter. Operating days are the number of days a vessel is available to the charterer for use.

The primary driver of ownership days are the increases or decreases in the number of vessels owned, while the drivers of operating days are the ownership days and the number of days the vessels are off-hire.

Ownership days increased by 191 days and 1,791 days for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018. The increase for the three months ended June 30, 2019 was due to the 2018 vessel deliveries. The increase for the six months ended June 30, 2019 was primarily due to period contribution from the addition of 16 vessels acquired through the acquisition of Greater China Intermodal Investments LLC (“GCI”), which contributed 1,152 days, with the remainder due to the 2018 vessel deliveries.

Vessel utilization represents the number operating days as a percentage ownership days.

The following table summarizes our vessel utilization for the three and six months ended June 30, 2019 and 2018 and for each quarter for the 24 months ending June 30, 2019:

	2017		2018				2019		Six Months Ended June 30,
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2018	2019
Vessel Utilization:
Ownership Days(1)	8,148	7,905	8,030	9,546	9,844	9,844	9,630	9,737	17,576	19,367
Less Off-hire Days:
Scheduled Dry-Docking	—	—	(104)	—	(8)	(22)	(13)	(54)	(104)	(67)
Unscheduled Off-hire(2)	(254)	(319)	(149)	(137)	(146)	(240)	(166)	(71)	(286)	(237)
Operating Days(1)	7,894	7,587	7,777	9,409	9,690	9,582	9,452	9,612	17,186	19,063
Vessel Utilization	96.9%	96.0%	96.8%	98.6%	98.4%	97.3%	98.1%	98.7%	97.8%	98.4%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization increased for the three and six months ended June 30, 2019, compared with the same period in 2018. The increase for the six months ended June 30, 2019 was primarily due to a decrease in the number of unscheduled off-hire days and scheduled off-hire days for dry-docking.

During the six months ended June 30, 2019, we completed dry-docking for one 10000 TEU vessel, one 9600 TEU vessel, two 5100 TEU vessels, one 4250 TEU vessel and one 2500 TEU vessel.

Revenue

Revenue decreased by 2.2% to $275.4 million and increased by 10.7% to $560.7 million for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018. The decrease in revenue for the three months ended June 30, 2019 was primarily due to the changes in the daily charter hire rates of seven rechartered vessels. In the first quarter, these time charters were modified and we recognized $227.0 million of income from modification of time charters, which was received on April 1, 2019. These seven charters have been rechartered to other customers, pursuant to new time charters at market rate. The increase in revenue for the six months ended June 30, 2019 was primarily due to the period contribution of additional operating days from the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

The increase in operating days and the related financial impact thereof for the three and six months ended June 30, 2019, respectively, compared with the same period in 2018, are attributable to the following:

	Three Months Ended June 30,			Six Months Ended June 30,
	Ownership Days Impact	Operating Days Impact	$ Impact (in millions of US dollars)	Ownership Day Impact	Operating Days Impact	$ Impact (in millions of US dollars)
Full period contribution from 2018 vessel deliveries	191	191	$5.8	639	639	$17.3
Addition of 16 vessels from acquisition of GCI	—	—	—	1,152	1,152	42.9
Changes in daily charter hire rates and recharters	—	—	(10.2)	—	—	(5.3)
Unscheduled off-hire	—	66	0.7	—	49	0.6
Scheduled off-hire	—	(54)	(1.7)	—	37	(0.1)
Other	—	—	(0.9)	—	—	(1.1)
Total	191	203	$(6.3)	1,791	1,877	$54.3

Ship Operating Expense

Ship operating expense decreased by 4.8% to $55.9 million and increased by 4.9% to $113.6 million for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018. The decrease for the three months ended June 30, 2019 is primarily due to cost saving initiatives. The increase for the six months ended June 30, 2019 was primarily due to an increase in ownership days from the period contribution of the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

The following table summarizes our operating cost per ownership days for the three and six months ended June 30, 2019 and 2018 and for each quarter for the 24 months ending June 30, 2019:

	2017		2018				2019		Six Months Ended June 30,
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2018	2019
Operating Cost:
Ownership Days(1)	8,148	7,905	8,030	9,546	9,844	9,844	9,630	9,737	17,576	19,367
Vessel Operating Costs (in millions of US dollars)	$45.4	$48.1	$49.5	$58.8	$55.4	$55.6	$57.7	$55.9	$108.3	$113.6
Operating Cost per Ownership Day	$5,569	$6,086	$6,170	$6,156	$5,624	$5,648	$5,993	$5,743	$6,163	$5,867

___________________

(1)	Ownership days include leased vessels and exclude vessels under bareboat charter.

Ship operating cost per ownership day decreased by 6.7% to $5,743 and by 4.8% to $5,867 for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 2.1% to $63.4 million and by 8.5% to $125.9 million for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018.  The increase was primarily due to an increase in ownership days from the full period contribution of the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

General and Administrative Expense

General and administrative expense decreased by 24.4% to $6.9 million and by 4.2% to $15.7 million for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018. The decrease for the three months ended was primarily due to transition payments paid to the former CFO in 2018.  For the six months ended June 30, 2019, this decrease was partially offset by higher share-based compensation expenses and higher professional fees.

Operating Lease Expense

Operating lease expense increased by 20.0% to $38.8 million and by 22.8% to $78.0 million for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018. The increase was primarily due to the amortization of deferred gains related to our vessel sale-leaseback transactions, which are no longer recognized through operating leases. Upon adoption of Accounting Standards Update 2016-02 “Leases” on January 1, 2019, the remaining balance of these deferred gains were recognized through opening deficit as a cumulative adjustment.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	June 30,
	2019	2018
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$634.0	$821.5
Term loan credit facilities	2,022.3	2,457.7
Senior unsecured notes	80.0	417.9
Fairfax Notes	500.0	250.0
Debt discount and fair value adjustment	(160.9)	(75.7)
Long-term obligations under other financing arrangements, excluding deferred financing fees	622.4	672.5
Total borrowings	$3,697.8	$4,543.9

Interest expense and amortization of deferred financing fees decreased by $5.0 million to $50.4 million and increased by $13.1 million to $106.5 million for the three and six months ended June 30, 2019, respectively, compared with the same periods in 2018. The decrease for the three months ended June 30, 2019 was primarily due to the early repayments of long-term debt, partially offset by the issuance of the 5.50% senior notes due in 2025 (the “2025 Notes”) and 2026 (the “2026 Notes”), collectively the “Fairfax Notes”. The increase for the six months ended June 30, 2019 was primarily due to the issuance of the Fairfax Notes, debt assumed in connection with and the acquisition of GCI.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $14.5 million and $15.6 million for the three and six months ended June 30, 2019, respectively. The losses for this period were primarily due to a decrease in the forward LIBOR curve as it relates to interest swaps. Included in the change in fair value is the unrealized loss of $6.5 million for the three months ended June 30, 2019 and negligible for the six months ended June 30, 2019, compared with the unrealized gain of $18.3 million and $48.9 million for the three and six months ended June 30, 2018, respectively. The unrealized losses on the interest rate swaps for the three and six months ended June 30, 2019, were partially offset by unrealized gains on the put options related to the Fairfax Notes.

The fair value of our interest rate swaps and our Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $32.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $3.0 million.

The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt, without Fairfax calling for early redemption of some or all of the Fairfax Notes on each respective anniversary date of issuance, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and company specific credit risk.

Our derivative instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2018 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

As of June 30, 2019, our cash and cash equivalents and short-term investments totaled $592.5 million. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions, debt repayments, lease payments, certain balloon payments on secured debt, swap settlements, payment of quarterly dividends, and potential redemption of our puttable preferred shares. Our medium-term liquidity needs primarily relate to debt repayments, lease payments and potential early redemption of our 2025 Notes and 2026 Notes. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 7.125% senior unsecured notes due 2027 (the “2027 Notes”), our Fairfax Notes and the potential future redemption of our preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends on our Series I preferred shares will be based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. Our Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities.

In 2019, we are focused on strengthening our balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership industry. In terms of our balance sheet, we intend to diversify our sources of capital to enhance financial flexibility, stagger our debt maturity profile to reduce refinancing risk, decrease our leverage and grow our unencumbered asset pool. We are focused on allocating capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers.

The following table summarizes our long-term debt and lease obligations as of June 30, 2019:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities(2)	$634.0	$910.0	$276.0
Term loan credit facilities	2,022.3	2,022.3	—
Senior unsecured notes	80.0	80.0	—
Fairfax Notes	500.0	500.0	—
Fair value adjustment on term loan credit facilities	(1.1)	(1.1)	—
Debt discount on Fairfax Notes	(159.8)	(159.8)	—
Total Long-Term Debt	$3,075.4	$3,351.4	$276.0
Other Financing Arrangements
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	53.1	53.1	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	87.7	87.7	—
Leases for three 4500 TEU vessels	108.7	108.7	—
Leases for five 11000 TEU vessels	372.9	372.9	—
Total Other Financing Arrangements	622.4	622.4	—
Total Long-Term Debt and Other Financing Arrangements(3)	$3,697.8	$3,973.8	$276.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan, a portion of which amounts are non-recourse to Seaspan.
(2)	Includes a $150.0 million revolving credit facility, which was undrawn as of June 30, 2019, and a $200.0 million revolving credit facility which forms part of the Program.
(3)	At June 30, 2019, our outstanding operating borrowings were $3.7 billion (December 31, 2018 — $4.2 billion).

Long-Term Debt

As of June 30, 2019, we had $3.2 billion outstanding under our revolving credit facilities, term loan credit facilities, Fairfax Notes and 2027 Notes (collectively, our “Notes”). In addition, there is $276.0 million available to be drawn under our revolving credit facilities. We primarily use our credit facilities to finance the construction and acquisition of vessels.

Revolving Credit Facilities

In May 2019, as part of the Program, we entered into a revolving credit facility to draw up to $200.0 million which may be used to finance or refinance vessels and for general corporate purposes. As of June 30, 2019, $74.0 million was drawn under the facility.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.25% as of June 30, 2019.

Term Loan Credit Facilities

In May 2019, as part of the Program, we entered into a term loan credit facility of up to $800.0 million which may be used to finance or refinance vessels and for general corporate purposes. As of June 30, 2019, the facility was fully drawn.

In June 2019, using proceeds of the Program, we prepaid $816.6 million on 11 secured term loan facilities.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of June 30, 2019.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2019.

General

We primarily use our credit facilities, which, as at June 30, 2019, are secured by first-priority mortgages granted on 51 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, assignments of management agreements for the vessels and pledges over various subsidiaries and relevant retention accounts.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains a mix of financial covenants requiring us to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each GCI facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining, certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower.  We were in compliance with these covenants at June 30, 2019.

Our Notes

On April 30, 2019, our 6.375% senior unsecured notes due 2019 (the “2019 Notes”) reached maturity and we repaid the remaining $311.4 million aggregate principal amount outstanding.

Our 2025 Notes and 2026 Notes matures on February 14, 2025 and January 15, 2026, respectively. These notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in our subsidiary, GCI, as collateral for these notes. At any time on or after February 14, 2023 and January 15, 2024, we may elect to redeem all or any portion of the 2025 Notes and 2026 Notes, respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the outstanding Fairfax Notes for their anniversary dates in 2020. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears. Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.

In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes, 2027 Notes and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the Fairfax Notes provided Fairfax with the right to designate (and Fairfax has designated) (i) two members of our board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remain outstanding or (ii) one member of the board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of either of the 2025 Notes or 2026 Notes remains outstanding.

Obligations under Other Financing Arrangements

Obligations under other financing arrangements consist of financing sale-leaseback arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing  owners who legally own 10 of our vessels through the special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these financing arrangements to finance the construction and acquisition of vessels.

As of June 30, 2019, our other financing arrangements provided for borrowings of approximately $622.4 million. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2018 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net cash flows from operating activities	$369,908	$125,430	$499,249	$205,354
Net cash flows from (used in) financing activities	(385,457)	106,310	(235,961)	397,629
Net cash flows used in investing activities	(16,814)	(295,825)	(26,788)	(587,087)

Operating Cash Flows

Net cash flows from operating activities was $369.9 million and $499.2 million for the three and six months ended June 30, 2019, respectively, an increase of $244.5 million and $293.9 million, respectively, compared with the same period in 2018. The increase in net cash flows from operating activities for the three and six months ended June 30, 2019 was primarily due to the cash received related to modification of time charters. The increase in net cash flows from operating activities for the six months ended June 30, 2019 was primarily due to cash received from the income related the modification of time charters of $227.0 million and an increase in time charter revenue, which was partially attributable to $57.7 million as a result of the GCI acquisition and $15.9 million for four vessel deliveries that occurred during the second quarter of 2018. This was offset by a $5.3 million increase in ship operating expenses. For further discussion of changes in revenue, please read “―Three and Six Months Ended June 30, 2019 Compared with Three and Six Months Ended June 30, 2018”.

Financing Cash Flows

Net cash flows used in financing activities was $385.5 million and $236.0 million for the three and six months ended June 30, 2019, respectively, an increase of $491.8 million and $633.6 million in cash used in financing activities, respectively, compared with the same periods in 2018. The increases were primarily due to more repayments of credit facilities in 2019 and the maturity of our 2019 Notes.

Investing Cash Flows

Net cash flows used in investing activities was $16.8 million and $26.8 million for the three and six months ended June 30, 2019, respectively, a decrease of cash flows used of $279.0 million and $560.3 million, respectively, compared to the same period in 2018. The decreases in cash used in investing activities were primarily due to the acquisition of GCI in March 2018 as well as lower vessel expenditures in the three and six months ended June 30, 2019 compared to the same periods in the prior year.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the six months ended June 30, 2019, we completed six dry-dockings. For the remainder of 2019, we expect eight additional vessels to complete dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters;
•	future market charter rates for our vessels, particularly when they come off-charter;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2018 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Dividends on Class A common shares
Declared, per share	$0.1250	$0.2500	$0.2500	$0.3750
Paid in cash	26,640	9,484	48,459	18,809
Reinvested in common shares through a dividend reinvestment plan	304	7,520	607	14,685
Accrued	—	17,164	—	17,164
	$26,944	$34,168	$49,066	$50,658
Dividends on preferred shares (paid in cash)
Series D	$3,486	$3,487	$6,973	$5,987
Series E	$2,793	$2,793	$5,585	$5,585
Series F	$—	$3,675	$—	$6,508
Series G	$3,998	$3,998	$7,996	$7,996
Series H	$4,442	$4,442	$8,884	$8,884
Series I	$3,000	$—	$6,000	$—

On July 8, 2019, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Subsequent Events—Dividends”.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2018 Annual Report.

Recently adopted accounting pronouncements

Effective January 1, 2019, we adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. We elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. We also elected to apply the package of practical expedients such that for any expired or existing leases, we did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. We did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

The impacts of the adoption of ASU 2016-02 are as follows:

(in millions of US dollars)	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068,272	$1,068,272
Other assets (2)	204,931	(17,286)	187,645
Accounts payable and accrued liabilities (1)	70,211	(2,460)	67,751
Current portion of operating lease liabilities (1)	—	160,174	160,174
Current portion of other long-term liabilities (3)	32,243	(22,183)	10,060
Operating lease liabilities (1)	—	893,272	893,272
Other long-term liabilities (3)	180,157	(158,870)	21,287
Deficit (3)	(645,638)	181,053	(464,585)

___________________

(1)

Upon adoption of ASU 2016-02, we recorded right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate if the lessor’s implicit rate is not readily determinable, and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to our vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to our vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-12. We evaluated our lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by us.

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

    Lessor arrangements

We derive our revenue primarily from the charter of our vessels. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease. We have elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied. For financing leases that are classified as direct financing leases, the difference between the gross investment in the lease and the present value of the minimum lease payments and any unguaranteed residual value, if applicable, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit in the lease, represents the price, from which the carrying value of the vessel is deducted in order to determine the selling profit or loss. The unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss related to direct financing leases are recognized at lease commencement date. For financing leases that are classified as sales-type leases, any selling profit or loss are recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount.

    Lessee arrangements

We are the lessee in some of our vessel sale-leaseback transactions. Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where we are reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where we are the seller-lessee, any gains or losses on sale is recognized upon transfer.

Measurement of credit loss

In June 2016, Financial Account Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. We are evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

Comparative information

Certain prior periods’ information have been reclassified to conform with current financial statement preparation.

Off-Balance Sheet Arrangements

At June 30, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2019, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward‑looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future growth prospects and ability to expand our business;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected risks and benefits from such transactions as well as the likelihood of consummating any such transactions;
•	future time charters and vessel deliveries, including future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates, increased technological innovation in competing vessels and other factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow and repay funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to meet our current liabilities as they come due;
•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	the introduction of new accounting rules for leasing and exposure to currency exchange rates and interest rate fluctuations;
•	conditions inherent in the operation of ocean-going vessels, including acts of piracy;
•	acts of terrorism or government requisition of our containerships during periods of war or emergency;
•	adequacy of our insurance to cover losses that result from the inherent operational risks of the shipping industry;
•	lack of diversity in our operations and in the type of vessels in our fleet;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	compliance with and changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants and other conditions in our financing and lease arrangements, our Notes and our preferred shares;
•

any economic downturn in the global financial markets and export trade and increase in trade protectionism and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•

some of our directors and investors may have separate interests which may conflict with those of our shareholders and they may be difficult to replace given the anti-takeover provisions in our organizational documents;

•	taxation of our Company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income and exemption from tax on China-sourced international transportation service income;
•	the ability to bring claims in China and Marshall Islands, where the legal systems are not well-developed;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors listed above and including, but not limited to, those set forth in “Part II – Other Information – Item 1A – Risk Factors” and “Item 3. Key Information—D. Risk Factors” in our 2018 Annual Report on Form 20-F filed on March 26, 2019 and in “Risk Factors” in Reports on Form 6-K that are filed with the Securities and Exchange Commission from time to time relating to our quarterly financial results, including this Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2019, our variable-rate credit facilities totaled $2.6 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $973.3 million. These interest rate swaps have a fair value of $136.7 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2019 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 9 and 10 to our consolidated financial statements included in our 2018 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2019	2020	2021	2022	2023	Thereafter
Credit Facilities(1)	$237,354	$206,964	$318,420	$570,468	$419,999	$843,884
Sale-Leaseback Facilities(2)	17,845	41,184	42,459	43,801	87,143	281,289
Vessel Operating Leases(3)	77,176	154,260	154,432	148,306	148,417	503,913

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of June 30, 2019, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of June 30, 2019 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.8700%	$510,436	$510,436	August 31, 2017	November 28, 2025	(2)
5.4200%	348,047	348,047	September 6, 2007	May 31, 2024
5.6000%	$114,800	$114,800	June 23, 2010	December 23, 2021	(3)

_____________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019, which may require us to settle the swap at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2019, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of June 30, 2019. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

None.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

Not Applicable.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2019 Annual Meeting of Shareholders was held on July 25, 2019. Briefly described below is each matter voted on at the meeting:

(1)

Election of the following individuals, nominated by the board of directors, to serve a one-year term until the 2020 Annual Meeting of Shareholders. There was no solicitation in opposition to the board’s nominees for the directors listed in the Company’s definitive proxy statement dated June 13, 2019. All of the nominees listed below were elected at the meeting.

	Number of Shares Voted
Name	For	Withheld	Broker Non-Votes
David Sokol	153,617,055	456,277	—
Bing Chen	158,105,435	471,768	—
Lawrence Chin	153,521,474	473,451	—
John C. Hsu	164,138,722	475,707	—
Nicholas Pitts-Tucker	164,849,839	477,342	—
Lawrence Simkins	153,532,376	477,865	—
Stephen Wallace	153,580,217	476,295	—

(2)

Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2019. Total common stock voted was 165,474,652 in favor, 239,187 opposed, 96,504 abstained and no broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2019 was approved.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

Exhibit Number	Description
4.1

Credit Agreement, dated as of May 15, 2019, by and among Seaspan Holdco III Ltd., as Borrower, Seaspan Corporation, as Guarantor, the several lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Lead Bookrunner, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank, N.A., Bank of Montreal and Wells Fargo Bank, N.A., as Mandated Lead Arrangers and Bookrunners, BNP Paribas, National Australia Bank Limited and Société Générale, Hong Kong Branch, as Lead Arrangers, and Bank Sinopac, as Co-documentation Agent (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on May 15, 2019).

4.2

Intercreditor and Proceeds Agreement, dated as of May 15, 2019, by and among Seaspan Holdco III Ltd., as Borrower, Seaspan Corporation, as Primary Guarantor, the subsidiaries of the Borrower from time to time party thereto as Guarantors, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on May 15, 2019).